Exhibit 10.14

Compensation Arrangements with Ditech Communications Corporation Non-Employee Directors

Ditech non-employee directors currently receive a fee for attendance of $1,000 for each regular board meeting, $2,500 for the annual offsite regular board meeting, and $250 for each special board meeting. Members of the Audit Committee currently receive a fee for attendance of $2,500 for each regular committee meeting, $1,000 for each in-person special meeting, and $500 for each telephonic special meeting. Members of the Compensation Committee currently receive a fee for attendance of $2,000 for each regular meeting and $500 for each special meeting. Members of the Corporate Governance and Nominating Committee currently receive a fee for attendance of $2,000 for each regular meeting and $500 per special meeting. Additionally, directors are entitled to be reimbursed for certain expenses in connection with attendance at board and committee meetings.

Pursuant to Ditech’s 1999 Non-Employee Directors’ Plan (the “Directors’ Plan”), upon initial appointment, each non-employee director is automatically granted an option to purchase 50,000 shares of Ditech’s Common Stock, which is subject to annual vesting over a four-year period from the date of grant. In addition, each non-employee director will automatically be granted a fully-vested option to purchase 10,000 shares of Ditech’s Common Stock immediately following each annual meeting of stockholders; provided, that such person has served as a non-employee director of Ditech for at least six months as of the date of the applicable annual meeting of stockholders. These options are granted at 100% of the fair market value of the Common Stock on the date of grant and have a five-year term. Pursuant to the Directors’ Plan, the initial grants and the annual grants are non-discretionary and are granted automatically, without any further action by Ditech, the Board or the stockholders.